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                                    EXHIBIT A

                                 PROPOSAL LETTER


[IS IS LOGO]                                                    RODNEY BIENVENU
                                                               MANAGING PARTNER
                                                   ISIS CAPITAL MANAGEMENT, LLC
                                                            1465 POST ROAD EAST
                                                            WESTPORT, CT  06880
                                                           PHONE:  203.259.7387
                                                             FAX:  203.259.7854
Via Facsimile

December 18, 2003

Mr. James D. Foy
President and Chief Executive Officer
Concerto Software, Inc.
6 Technology Park Drive
Westford, MA 01886

                  Re:  Proposed Merger with Melita
                       ---------------------------

Dear Mr. Foy:

As the representative of the ISIS Group ("ISIS"), I would like to take this opportunity to delineate steps we believe should be taken by management to maximize shareholder value for Concerto Software, Inc.

As stated in our 13D filing on December 15, 2003, ISIS believes the currently proposed acquisition of Concerto by Melita for consideration of $12 per share (the "Proposed Melita Transaction") does not represent fair value for Concerto and therefore is not in the best interest of all shareholders. We strongly believe that an auction or other open sale process for the company would produce a price superior to the $12 per share currently offered by Melita.

We realize that the "no shop" provision in the agreement with Melita currently prohibits you and your team from actively pursuing other offers. We also realize that Melita would receive a break-up fee, in certain circumstances, should the Proposed Melita Transaction be terminated - for example, through the emergence of a superior bidder. We will endeavor to work toward this creation of value on our own, but believe that you are in the best position, and it is your duty, to run such a process to maximize value for all shareholders. Therefore, we make the following proposal.

Concerto should request Melita to extend the term of the Merger Agreement for an appropriate period, for example 120 days, and to waive the no-shop provision in order to permit Concerto to run a proper sale process. In consideration for Melita's consent, Concerto would agree to an appropriate increase, for example 50%, in its break-up fee. Concerto would gain the obvious benefit of allowing its management team to take action to maximize shareholder value, which we believe their fiduciary duty requires. Melita would receive either (i) a higher break-up fee in the event their insufficient offer is exceeded or (ii) a smoother path to closing after shareholders are satisfied, through a proper sale process, that Melita's is the highest and best offer.

We are confident this proposal is truly in the best interest of all shareholders and, therefore, respectfully request your cooperation. Concerto is not sold yet. Until a sale is complete, your fiduciary duty is to maximize value for all current shareholders.

Due to the time sensitive nature of the current situation, we would appreciate a written response no later than Monday, December 22, 2003 at 5:00 pm.

Sincerely,



Rodney Bienvenu
Managing Partner